UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Quorum Health Corporation
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

74909E106
(CUSIP Number)

York Capital Management Global Advisors, LLC
767 Fifth Avenue, 17th Floor
New York, New York 10153
Telephone: (212) 300-1300

with a copy to:
Michael Emanuel
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038
212-806-6202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,980,000

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
2,980,000

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,980,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) is filed on behalf of the Reporting Person with the Securities and Exchange Commission (the “Commission”).  This Statement relates to the shares of Common Stock, $0.0001 par value per share (“Shares”), of Quorum Health Corporation, a corporation formed under the laws of the State of Delaware (the “Issuer”).  The address of the Issuer’s principal executive offices is 1573 Mallory Lane, Brentwood, Tennessee 37027.

Item 2.	Identity and Background.

(a)          This Statement is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” or the “Reporting Person”).

This Statement is being filed by YGA with respect to:

(i)
1,557,622 Shares directly owned by York Credit Opportunities Investments Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Credit Opportunities Master”), prior to the Restructuring (as described and defined in Item 4);

(ii)	23,168 Shares directly owned by York Insurance Dedicated Fund, LLC, a Delaware limited liability company (“York Insurance Dedicated”), prior to the Restructuring (as described and defined in Item 4);

(iii)	112,254 Shares directly owned by Exuma Capital, L.P., a Cayman Islands exempted limited partnership (“Exuma”), prior to the Restructuring (as described and defined in Item 4); and

(iv)
1,286,956 Shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities” and together with York Credit Opportunities Master, Exuma and York Insurance Dedicated, the “York Funds”), prior to the Restructuring (as described and defined in Item 4).

YGA, the sole managing member of the general partner of each of York Credit Opportunities Master, Exuma, and York Credit Opportunities, and the sole managing member of the managing member of York Insurance Dedicated, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Shares directly owned by such investment funds.

James G. Dinan is the Chief Executive Officer of YGA.

York Credit Opportunities Domestic Holdings, LLC, a New York limited liability company (“York Credit Opportunities Domestic”), is the general partner of York Credit Opportunities Master and York Credit Opportunities.  YGA is the sole managing member of York Credit Opportunities Domestic.

York Managed Holdings, LLC (“York Managed Holdings”), a New York limited liability company is the managing member of York Insurance Dedicated.  YGA is the sole managing member of York Managed Holdings.

Exuma Management, LLC, a New York limited liability company (“Exuma Management”), is the general partner of Exuma.  YGA is the sole managing member of Exuma Management.

The name of certain directors and executive officers of YGA is set forth on Exhibit A to this Statement, which is incorporated herein by reference.

(b)          The principal business office address of each of YGA, the York Funds, York Credit Opportunities Domestic, York Managed Holdings and Exuma Management is:

c/o York Capital Management Global Advisors, LLC
767 Fifth Avenue, 17th Floor
New York, New York 10153

The business address of each other person named in Item 2(a) above is set forth on Exhibit A to this Statement, which is incorporated herein by reference.

(c)          YGA, by itself and through controlled affiliates, provides investment management services to certain investment funds and accounts for which it has discretionary investment authority.

Each of York Credit Opportunities Master, York Insurance Dedicated, Exuma and York Credit Opportunities is a privately owned investment limited partnership or limited liability company in the principal business of purchasing for investment trading purposes securities and other financial instruments.

York Credit Opportunities Domestic is a privately owned limited liability company in the principal business of acting as the general partner of York Credit Opportunities, York Credit Opportunities Master and the general partner or manager of certain other private investment funds.

York Managed Holdings is a privately owned limited liability company in the principal business of acting as the managing member of York Insurance Dedicated and the general partner or manager of certain other private investment funds.

Exuma Management is a privately owned limited liability company in the principal business of acting as the general partner of Exuma and the general partner or manager of certain other private investment funds.

The present principal occupation or employment of certain other persons named in Item 2(a) above is set forth on Exhibit A to this Statement, which is incorporated herein by reference.

(d) – (e) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of certain natural persons named in Item 2(a) above is set forth on Exhibit A to this Statement, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used to acquire the Shares described herein were derived from the capital of each of the York Funds for their individual purchases.

Explanatory Note

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) filed by the Reporting Person relates to the continuation of discussion between the Reporting Person and Quorum Health Corporation, a Delaware corporation (the “Issuer”) since the date of the Schedule 13D filed on September 3, 2019, with respect to the Shares of the Issuer (the “Initial Schedule 13D Filing”).  This Amendment No. 1 amends and supplements the Initial Schedule 13D Filing.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings as are ascribed to such terms in the Initial Schedule 13D Filing.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

As described by the Issuer in its Current Report on Form 8-K dated April 7, 2020 (the “Issuer April 7 8-K”), the Issuer and certain of its subsidiaries filed voluntary positions under Chapter 11 of the United States Bankruptcy Code with the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to implement the financial restructuring of the Issuer (the “Restructuring”).  In connection with the Restructuring, on April 6, 2020, the Issuer and certain of its subsidiaries entered into a restructuring support agreement (together with all exhibits and schedules thereto, the “Restructuring Support Agreement”) with (i) the lenders, including certain funds and/or accounts managed or advised by YGA or its affiliates, (a) who collectively constitute more than a majority in number of the lenders under the outstanding term loan facility (the loans thereunder (the “Term Loans”) and the outstanding revolving loan facility (the loans thereunder the “Revolving Loans”, and together with the Term Loans, the “First Lien Loans”) under that certain credit agreement (the “Senior Secured Credit Agreement”), dated as of April 26, 2016, by and among the Issuer, as borrower, each of the guarantors named therein, the lenders from time to time party thereto and Credit Suisse AG, as administrative agent for the lenders under the Senior Secured Credit Agreement, and (b) who hold at least two-thirds of the aggregate outstanding principal amount of the First Lien Loans (the “Consenting First Lien Lenders”) and (ii) the holders, including certain funds and/or accounts managed or advised by YGA or its affiliates, (x) who constitute a majority in number of the holders of the Issuer’s $400,000,000 aggregate outstanding principal amount of 11.625% senior notes due 2023 issued by the Issuer (the “Senior Notes”) and (y) who hold at least two-thirds of the aggregate outstanding principal amount of the Senior Notes (the “Consenting Noteholders” and collectively, with the Consenting First Lien Lenders, the “Consenting Stakeholders”).

Pursuant to the Restructuring Support Agreement, the Consenting Stakeholders have agreed to support a financing reorganization of the Issuer consistent with the terms and conditions set forth in the Restructuring Support Agreement. The Issuer April 7 8-K describes material terms of the Restructuring Support Agreement, including that, upon successful completion of the Restructuring, holders of the Senior Notes will receive, in exchange for the discharge, termination and release of the Senior Notes, (i) 100% of the new common stock (the “New Common Stock”) of the Issuer as reorganized (the “Reorganized QHC”) after the conclusion of its Chapter 11 bankruptcy cases, subject to dilution for certain issuances of New Common Stock, including, without limitation, the transactions contemplated pursuant to the Equity Commitment Agreement (as described below) and (ii) beneficial interests in a new litigation trust established for the benefit of holders of claims under Senior Notes. Further, each holder of Term Loans will receive its pro rata share of: (i) $50 million to $100 million in cash, as determined by the holders of at least 50% of the aggregate commitment amounts of all commitment parties party to the Equity Commitment Agreement; and (ii) a senior secured exit term loan facility, as further described in the Issuer April 7 8-K.

On April 6, 2020, the Issuer and certain of the Consenting Noteholders, including certain funds and/or accounts managed or advised by YGA or its affiliates, entered into an Equity Commitment Agreement (the “Equity Commitment Agreement”) under which such Consenting Noteholders (the “Equity Commitment Parties”) have agreed to commit at least $200 million (which amount may be increased to $250 million under certain circumstances) (the “Equity Commitment Aggregate Amount”) in new funds to purchase shares of new common stock of the Reorganized QHC (the “New Common Equity Raise”).  Additionally, the Reorganized QHC will issue to the Equity Commitment Parties shares of new common stock in an amount equal to 7.5% of the Equity Commitment Aggregate Amount, issued at an equity commitment premium price per share equal to $10.00.

Pursuant to the Restructuring, if the Restructuring is approved by the Bankruptcy Court, all common stock of the Issuer, including the Shares stated herein currently beneficially owned by the Reporting Persons, will be cancelled.

The Restructuring Support Agreement contains certain additional covenants, conditions and milestones and remains subject to the requisite vote of creditors and approval of the Bankruptcy Court. The Restructuring Support Agreement may also be terminated by the parties thereto upon the occurrence of certain events as discussed in further detail in the Issuer 8-K, including relief being granted by the Bankruptcy Court that is inconsistent with any definitive restructuring document or the failure to satisfy one or more milestones set forth in the Restructuring Support Agreement.

As of the date hereof, the Restructuring has not been approved by the Bankruptcy Court. The summary of the Restructuring, therefore, may not reflect the definitive versions of these agreements and transactions and are qualified in their entirety by reference to the definitive agreements and transactions, as approved by the Bankruptcy Court.

As described by the Issuer in its Current Report on Form 8-K dated April 13, 2020 (the “Issuer April 13 8-K”), the Issuer, certain of the Consenting Stakeholders, as lenders, including an affiliate of YGA and the other parties thereto entered into a Superpriority Secured Debtor-in-Possession Credit Agreement, dated April 10, 2020 (the “DIP Credit Agreement”) to provide the Issuer debtor-in-possession financing for working capital and other purposes.  In connection with the Chapter 11 Cases, the Bankruptcy Court approved the DIP Credit Agreement on April 9, 2020, on an interim basis.  Material terms of the DIP Credit Agreement are described in the Issuer April 13 8-K.

The foregoing descriptions of the Restructuring Support Agreement, the Equity Commitment Agreement and the DIP Credit Agreement  do not purport to be complete and are qualified in their entirety by reference to the agreements, filed as Exhibits 99.1, 99.2 and 99.3 hereto and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)

(i) Prior to the Restructuring, YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,980,000 Shares in the aggregate, which represent approximately 9.12% of the 32,664,536 issued and outstanding Shares reported in the Issuer’s Quarterly Report on Form 10-K filed with the Commission on April 10, 2020.

(ii) Prior to the Restructuring, York Credit Opportunities Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,557,622 Shares.  As the general partner of York Credit Opportunities Master, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities Master.

(iii) Prior to the Restructuring, York Insurance Dedicated may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 23,168 Shares.  As the managing member of York Insurance Dedicated, York Managed Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Insurance Dedicated.

(iv) Prior to the Restructuring, Exuma may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 112,254 Shares.  As the general partner of Exuma, Exuma Management may be deemed to be the beneficial owner of the Shares beneficially owned by Exuma.

(v) Prior to the Restructuring, York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,286,956 Shares.  As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities.

(vi) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit A to this Statement.  The number of Shares beneficially owned and the percentage of Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act.

(b)

(i) Prior to the Restructuring, YGA may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,980,000 Shares in the aggregate, which represents approximately 9.12% of the 32,664,536 issued and outstanding Shares reported in the Issuer’s Quarterly Report on Form 10-K filed with the Commission on April 10, 2020.

(ii) Prior to the Restructuring, York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,557,622 Shares.  As the general partner of York Credit Opportunities Master, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,557,622 Shares.

(iii) Prior to the Restructuring, York Insurance Dedicated may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 23,168 Shares.  As the managing member of York Insurance Dedicated, York Managed Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 23,168  Shares.

(iv) Prior to the Restructuring,  Exuma may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 112,254 Shares.  As the general partner of Exuma, Exuma Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 112,254 Shares.

(v) Prior to the Restructuring, York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,286,956 Shares. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,286,956 Shares.

(vi) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit A to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Shares.

(c)          Neither the Reporting Person nor, to its knowledge, any of its respective executive officers, directors, general partners, or managing members, as applicable, has effected a transaction in Shares during the 60 calendar days preceding the date of this Statement.

(d)         The responses of the Reporting Person to Item 2 and Item 5(a) and (b) of this Statement are incorporated herein by reference.  Under certain circumstances, partners of the York Funds, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by such York Fund.  The Reporting Person disclaims beneficial ownership of all Shares reported in this statement pursuant to Rule 13d-4 under the Exchange Act.  Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares deemed to be beneficially owned by the Reporting Person.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Except as described herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

The information set forth in Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1          Restructuring Support Agreement, dated as of April 10, 2020, by and among the Issuer and the Consenting Stakeholders, incorporated herein by reference to Exhibit 10.1 to the Issuer April 7 8-K.

Exhibit 99.2          Equity Commitment Agreement, dated April 6, 2020, by and among the Issuer and certain of the Consenting Noteholders, incorporated herein by reference to Exhibit 10.2 to the Issuer April 7 8-K.

Exhibit 99.3          Debtor-in-Possession Credit Agreement, dated April 10, 2020, by and among the Issuer and certain of the Consenting Stakeholders, incorporated herein by reference to Exhibit 10.1 to the Issuer April 13 8-K.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 2020

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/s/ Brian Traficante
	Name:	Brian Traficante
	Title:	General Counsel

EXHIBIT A
CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF
YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC.

Name	Title	Principal Business Address	Principal Occupation	Citizenship

James G. Dinan	Chief Executive Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	USA

Nathan P. Romano	Chief Operating Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	USA

John J. Fosina	Chief Financial Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	USA